A STRATEGIC COMBINATION FOR LONG-TERM GROWTH October 17, 2017 + Filed by: Impax Laboratories, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Impax Laboratories, Inc. Commission File No.: 001-34263   This filing relates to the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. and K2 Merger Sub Corporation. The following is a presentation regarding the proposed transaction presented at a Town Hall meeting for Impax employees and available on the Impax internal website on October 17, 2017.

Additional Information and Forward Looking Statement Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation. In connection with the proposed transaction, Holdco intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax or Holdco may file with the SEC or send to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF IMPAX ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526. Participants in Solicitation Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended Dec. 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Impax cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Forms 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Impax has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax on the date hereof, and unless legally required, Impax disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Combining to Form a STRONGER, MORE DIVERSIFIED Pharmaceutical Company +

This is Amneal

$1.0B Revenue ~5,100 Colleagues 5th Largest U.S. Generics Company 15 Years of Growth and Achievement Headquartered in Bridgewater, NJ, USA

Complementary Culture and Values Treat the world as our family There is a strong sense of family values, treating each other with respect and encouraging the very best in everyone Quality in everything we do Each employee at Amneal is a steward of quality Entrepreneurial spirit Innovation is in the company’s character Quality at Amneal is a mindset that drives the company to strive for excellence Philanthropy No matter how successful it becomes, Amneal continues to be grateful to the communities it serves Strive for excellence in execution

92 Diverse Generic Product Families PORTFOLIO PIPELINE 298 Products Filed or In Development 2 Biosimilars Opportunities PIPELINE

R&D co-located within 7 facilities STRONG IN-HOUSE MANUFACTURING AND R&D BROOKHAVEN & HAUPPAUGE, NY PISCATAWAY, NJ PISCATAWAY, NJ & CASHEL, IRELAND AHMEDABAD & HYDERABAD, INDIA VIZAG & DEHEJ, INDIA PISCATAWAY, NJ LIQUID / TOPICAL TRANSDERMAL RESPIRATORY STERILE / ASEPTIC / SOD API U.S. AND EUROPE SOD INDIA

Our Combined Company +

Well-Positioned for Long-Term Growth Creates specialty pharmaceutical company with 5th largest U.S. generics business; growing high-margin specialty franchise Increases scale and diversification across currently marketed product families and R&D pipeline Expected Double-digit revenue and adjusted earnings growth over next 3 years Substantial cash flow generation enables future investment in high-growth specialty and other assets Approved by both Boards; strongly supported by both management teams Experienced management team: Chirag and Chintu Patel, co-Chairmen, Board of Directors Paul Bisaro, CEO Bryan Reasons, CFO +

Amneal + Impax at-a-glance DOUBLE-DIGIT Revenue and Adjusted Earnings Growth INCREASED Scale and Diversification ~6,500 Colleagues ~10% of Combined Revenues Expected Annual R&D Investment ~165 Marketed Generic Product Families ~315 Projects in Industry-Leading Pipeline 2 Biosimilars Opportunities GROWING High-Margin Specialty Franchise +

Deepens U.S. Generics Business Expands generic portfolio to ~165 marketed product families All dosage forms: orals, injectables, topicals, transdermals, inhalation and devices Internal API capability Entry into biosimilars with one product filed and one near-term opportunity Source: IMS Health. (1) Pro forma for Fresenius’s acquisition of Akorn.

Creates Robust Generics Pipeline ~315 total projects ~165 R&D Projects ~150 Filed Projects Diversified, high-value pipeline ~50% potential exclusive First-to-File, First-to-File, First-to Market or other high-value opportunities DEVELOPMENT PIPELINE ~165 PROJECTS FILINGS ~150 ANDAS 14% 37% 14% 7% 15% 7% 1% 2% Data as of September 30, 2017

Growing Specialty Pharma Business Differentiated medicines in core therapeutic categories: Central Nervous System Anti-Parasitic Infections Other Specialty Areas Growing marketed product portfolio: 116 specialty sales representatives covering neurologists and high-prescribing PCPs Provides stable cash flow and long-term growth platform PARKINSON’S DISEASE MIGRAINES NEUROCYSTICERCOSIS PINWORM

Comprehensive Suite of Dosage Form Capabilities IR / ER Solids Injectables Oral Liquids Nasal Sprays Respiratory Ophthalmics Patches Dermatology ü ü ü ü ü ü ü ü ü ü ü PARTNER ü ü ü ü ü ü ü ü ü ü ü ü ü ü ü PARTNER ü ü ü ü ü ü ü ü PARTNER PARTNER û ü û ü ü ü PARTNER ü û ü ü PARTNER ü PARTNER û PARTNER û ü ü ü ü ü û PARTNER û ü ü PARTNER ü û ü ü û ü ü ü ü ü ü û û û ü û ü û û û û PARTNER Source: Competitive intelligence based on publicly available information.

Increased Commitment to R&D; Diverse and Expansive Manufacturing Technology Capabilities Enhanced R&D capability aligned with manufacturing network Expected Annual R&D Investment: 10% of Combined Revenues INDIA LIQUID / TOPICAL TRANSDERMAL RESPIRATORY STERILE / ASEPTIC / SOD API HAYWARD, CA & BROOKHAVEN, NY PISCATAWAY, NJ PISCATAWAY, NJ PISCATAWAY, NJ & CASHEL, IRELAND AHMEDABAD & HYDERABAD, INDIA VIZAG & DEHEJ, INDIA Solutions, Suspensions Creams, Gels, Ointments Nasal Sprays Hormonal Patches Oral Thin Films Dry Powder Inhalers Metered Dose Inhalers Injectables Oncology Injectables Complex Injectables Ophthalmics Otics Tabs / Caps Complex Chemistries Potent molecules High volume production Tablets, Capsules, Softgel Controlled Substances Hormonal Complex dosages U.S. AND EUROPE + SOD

Strong and Proven Employee and Leadership Team ~6,500 combined employees Amneal Pharmaceuticals, Inc. will be a public company Headquarters in Bridgewater, New Jersey Combined Leadership Chirag and Chintu Patel, co-Chairman, Board of Directors Paul Bisaro, CEO Bryan Reasons, CFO Combined management team will reflect strong talent from both companies Chirag Patel Chintu Patel Paul Bisaro Bryan Reasons

United Under One Name: Amneal Pharmaceuticals Reflects our strengthened characteristics Symbolizes our important work – providing high-quality medicines that improve the lives of individuals and families Represents our internal focus on fostering family values and entrepreneurial spirit Reflects our commitment to building upon the people, processes and practices of both companies Supported by a dynamic employee culture forged from strengths of both companies

Next Steps

Announcement Regulatory requirements Impax Shareholder meeting Close 1 2 3 4 Today 1H 2018 Anticipated Timeline Business as Usual until close Continue to focus on our day to day activities and priorities Pre-integration planning activities

Commitment to Communications Committed to transparent, ongoing communications Memos Videos Town Halls iNET and Web Site Updates Pre-integration Newsletters We want to hear your questions and concerns Email CorpComm@impaxlabs.com Speak with your manager or HR business partner

A STRATEGIC COMBINATION FOR LONG-TERM GROWTH October 17, 2017 +